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Jeff Hilde · 3rd

INVENTOR & FOUNDER at
Swopblock

Martinsburg, Pennsylvania, United States

· **Contact info**

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Swopblock

Walla Walla University

Featured



Lil' autonomous cross-blockchain
swopblock.org

Swopblock real-time counter-party-
free crypto currency exchange.

Experience

   **INVENTOR & FOUNDER**



Swopblock
Jun 2020 – Present · 1 yr 2 mos
Martinsburg, Pennsylvania, United States

Inventor of the Swopblock counter-party-secure exchange-party-free real-time crypto exchange protocol. swopblock.org

Ai Research Scientist
Robotic Genetics, Inc.
Jun 2018 – Jun 2020 · 2 yrs 1 mo
Altoona, Pennsylvania Area

Inventor of a cryptocurrency distribution interchange for fast secure peer-to-peer cross-blockchain exchange (patent pending).



Jeff Hilde's Resume



Robotic Genetics, Inc.



Ai Research Scientist
Office of Naval Research
Jun 1987 – Jun 2018 · 31 yrs 1 mo
Naval Air Warfare Center, China Lake, CA

Accomplished Research Scientist with successful track record of artificial intelligence innovation for Office of Naval Research including research experiments, developments, inventions and 11 patents, providing multiple breakthroughs in

Education



Walla Walla University
Bachelor's degree, Engineering



